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THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE

$[AGGREGATE PURCHASE PRICE] ____________, 2022

Duluth, Georgia

For value received, Superlink America, Inc., a Georgia corporation (the "***Company***"), promises to pay to [SUBSCRIBER NAME], the investor party hereto ("***Investor***") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the ***"Note"***) the aggregate purchase amount set forth above and on the signature page of his/her subscription agreement (the ***"Subscription Agreement"***), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the ***"Crowdfunding Notes"***) to qualified purchasers (collectively, the "***Investors***").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on the first business following the date 18 months after the Issuance Date (the "***Maturity Date***"). The ***"Issuance Date"*** is the date of the final closing held by the Company under the Subscription Agreement.

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 6% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its preferred stock to investors (the "***Preferred Investors***") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its preferred stock resulting in gross proceeds to the Company of at least $20 million (excluding the conversion of the Notes and any other debt) (a "***Qualified Financing***"), then this Note (including interest and principal) converts into the Note Preferred Stock (defined below) at conversion price (the "***Conversion Price***") equal to the lesser of (i) 40% of the per share price paid by the Investors or (ii) the price equal to the quotient of $80 million divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or

exercise of all convertible and exercisable securities then outstanding other than the Notes). The "***Note Preferred Stock***" means the shares of the series of Preferred Stock issued to the Investor in a Qualified Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; (ii) the basis for any dividend rights, which will be based on the Conversion Price; and (iii) there will be no voting rights, and the holders of will not be able vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law).

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contract, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 45 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note plus the outstanding principal amount of this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of non-voting preferred stock of the Company pursuant to Section 3(b) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "***Sale of the Company***" means the sale of the Company (whether by merger, consolidation, recapitalization, reorganization, sale of securities, sale of assets or otherwise) in one transaction or series of related transactions to a third-party individual, group, or entity, in which (i) securities representing at least a majority of the voting power of all securities of the Company, assuming the conversion, exchange or exercise of all securities convertible, exchangeable or exercisable for or into voting securities, or (ii) all or substantially all of the Company's assets on a consolidated basis, have been sold.

4.   Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, on the Maturity Date, this Note (including the principal balance and all unpaid accrued interest) shall automatically convert into non-voting preferred shares of the Company at a conversion price equal to the quotient of $80,000,000 divided by the aggregate number of outstanding common shares of the Company at the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes); however, if the Company believes the conversion price is too high, the Company in its sole discretion may determine that the conversion price be reduced to equal the per share price of Equity Price at the Maturity Date with a discount of 40%. The "Equity Price" means the price per share equal to the fair market value of the Common Stock immediately prior to the Maturity Date, as determined in good faith by the Company's board of directors and only taking into effect outstanding equity. In its sole discretion the Company's board of directors may decide to use a third party to assess the Equity Price. The non-voting preferred shares shall have a liquidation preference at least equal to the conversion price and will be paid dividends ahead of the holders of Common Stock.

5.   Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by the Investor in enforcing and collecting this Note.

6.   Prepayment. The Company may not prepay this Note prior to the Maturity Date without the consent of Investors of the majority of the outstanding principal amount of the Notes ("***Majority Holders***").

7.   Default. If there shall be any "***Event of Default***" hereunder, as defined below, at the election of the Investor, all principal and accrued and unpaid interest outstanding under the Note shall become immediately due and payable upon the delivery of a written notice of default and acceleration by the Investor. The term "***Event of Default***" means any one or more of the following:

(i)   The Company shall breach any material covenant, term or condition of the Subscription Agreement or the Convertible Note.

(ii)   Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings or relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Company, and, in the case of any involuntary proceeding or relief under such bankruptcy laws, not stayed or dismissed within forty-five (45) days after the date of commencement thereof.

8.   **Waiver.** The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9.   **Governing Law.** This Note shall be governed by and construed under the laws of the State of Georgia, as applied to agreements among Georgia residents, made and to be performed entirely within the State of Georgia, without giving effect to conflicts of laws principles.

10.   **Parity with Other Notes**. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a *pro rata* basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11.   **Modification; Waiver.** Any term of this Note may be amended or waived with the written consent of the Company and the Majority Holders.

12.   **Assignment.** Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13.   **Electronic Signature.** The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

14.   **Termination of Rights Upon Conversion.** All rights and obligations relating to the Note shall terminate immediately upon the conversion of the Note (including the principal balance and all unpaid accrued interest) .

[signature page follows]

Convertible Promissory Note
Signature Page

IN WITNESS WHEREOF, the Company and Investor have executed this Convertible Promissory Note on the day and year first above written.

<u>Investor Information:</u>

Address: _____

_____

Email: _____

Signature: _____

Name (Printed): _____

Title (If Company or Entity): _____

*   *   *

The Company hereby accepts the subscription of the Investor pursuant to this Convertible Promissory Note, subject to the terms and conditions set forth herein.

Superlink America, Inc.

Signature: _____

Name (Printed): _____

Title: _____